Daniel A. Peterson Partner 190 Carondelet Plaza, Suite 600 St. Louis, MO 63105 314.345.6246 fax: 314.345.6060 dan.peterson@huschblackwell.com

August 10, 2010

VIA EDGAR

Securities and Exchange Commission 100 F Street, N.E. Mail Stop 4720 Washington D.C. 20549 Attention: Mr. James E. O’Connor
Re:	Zea Capital Fund LLC (“Zea” or the “Fund”)
Registration Statement on Form N-2 filed December 21, 2009
Pre-effective Amendment No. 1 filed June 14, 2010
Pre-effective Amendment No. 2 filed July 30, 2010
Notice of Effectiveness on August 4, 2010
File Numbers 333-163888 and 814-00797

To the Commission:

Please be advised we have filed via EDGAR today, pursuant to Rule 497(a) adopted under the Securities Act of 1933, as amended, (the “Securities Act”) and Rule 482 under the Securities Act, advertisement materials to be utilized by the Company in connection with its offering conducted under the above-referenced registration statement and subsequent amendments thereto.  Should you have any questions or concerns about the foregoing, please do not hesitate to contact myself at the number listed above.

Sincerely,

/s/ Daniel A. Peterson
Partner
DAP